UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							November 29, 2005


Via Facsimile and U.S. Mail

Heinz Imhof
Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

	Re:	Syngenta AG
		Form 20-F for the fiscal year-ended December 31, 2004 Response Letter Dated July 22, 2005
		File No. 1-15152

Dear Mr. Imhof:

      We have reviewed your response letter dated October 26, 2005 and have the following comment. Please be as detailed as necessary in the explanation you provide for this comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We note from your website that you have an office in Damascus. Please describe the extent and nature of your operations in Syria. Please refer to comments one and three in our comment letter dated October 5, 2005, and provide the same type of information regarding your operations in Syria, a country identified as a state sponsor of terrorism and subject to U.S. export controls imposed, in part, as a result of its actions in support of terrorism and its pursuit of weapons of mass destruction and missile programs. Your materiality analysis should describe the approximate size of your Syrian presence and operations in quantitative terms. Your evaluation of materiality also should include an analysis of all qualitative factors that a reasonable investor would consider important in making an investment decision. Please see comment four in our October 5 letter.




      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Christoph Mader
	Group General Counsel
	Via Facsimile
	41 61 323 7571

      H. Roger Schwall
		Assistant Director
		Division of Corporation Finance
Heinz Imhof
Syngenta AG
November 29, 2005
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